NATHAN D. MILLER
ATTORNEY AT LAW



OCT 11 2011

September 28, 2011

John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

   Re: *Paramount Auto Funding, LLC*
      Second Amended Form 1-A/A
      File No. 024-10298

Dear Mr. Reynolds:

This letter and the enclosed second amended Form 1-A are submitted in response to your comment letter dated September 14, 2011. The numbered paragraphs below correspondent to the comment numbers of your letter.

1.   Please see the enclosed seven unmarked copies of the offering statement in addition to a marked copy for your convenience.

2.   The company made a misstatement in its previously submitted Form 1-A regarding an ongoing Rule 147 offering. The company's previous Rule 147 offering was terminated on August 15, 2011. Accordingly, that offering terminated prior to the qualification of any offering under Regulation A. Pursuant to Rule 251(c) which states, in part: "offers and sales made in reliance on this Regulation A will not be integrated with prior offers or sales of securities..." the company believes that this Regulation A offering will not be integrated with its previous Rule 147 offering. Please see the changes to Item nos. 5 and 6 of Part I, Form 1-A.

3.   The statement that "all expenses of this offering will be borne by the Company" is true and has been restored to the footnote on page 11.

4.   The notes will be sold at face amount. This has been disclosed on page 10.

5.   The headings for these two risk factors have been revised to clarify the risk being addressed, see page 20.

6.   The redemption referred to is a redemption by the note holder. This has been clarified, see page 16.

7.   The $35,000 figure here was derived from the fact that the company's current monthly income from the payments of principal and interest on its notes receivables is approximately $51,000 and the amount paid to investors on their notes is approximately $16,000, leaving a balance of $35,000 available to redeem notes. This has been clarified, along with a full discussion of the material risks regarding adequate sources of funds to pay interest on the notes on page 16.

8.   This risk factor has been revised to prominently address the dependence upon proceeds of new note sales, see page 17.

9.   The word "review" was a misspelling. This has been revised to read "renew," see page 10.

10.   Upon qualification of the offering, the communications described under the "Plan of Distribution" section will be limited to the text of sales material set forth as Exhibit no. 12 and the text of the offering circular itself.

11.   This table describing the company's use of proceeds has been revised to show how the proceeds would be used if the company raises the minimum amount ($5,000), half of the amount ($2,500,000) and the full amount ($5,000,000). As stated in the table, the company's use of proceeds will be to either make new automobile loans or to retire maturing debt obligations. The company anticipates that many of its existing note holders will renew their notes upon maturity and that the company will not have to retire these maturing debts. However, the company has no way of knowing what amount or percentage of existing note holders will renew their notes.

12.   This statement has been removed as it was based off of what the company anticipates but because of the company's limited operating history the company has virtually no historical data on what percentage will renew. See page 23.

13.   The impact of the Servicemembers Civil Relief Act has been disclosed on page 28.

14.   A cross reference to note 3 of the financial statements has been included on page 28.

15.   Each of the laws disclosed have been expanded upon to discuss the material provisions that are relative to the company's operations. See pages 27 and 28.

16.   This table has been revised to include Blake Darling. However, he has not received any compensation as a manager of the company as the date of this letter.

17.   This table has been revised to remove the words "and Managers."

18.   Additional disclosure as to when the loans to Amicus customers were made has now been included. See page 35.

19.   The additional requested information and revisions have been included, see page 37. The company has elected to retain the footnote with the actual language from the promissory note as additional disclosure to that which is disclosed in the main text of this section.

20.   An additional risk factor has been created to disclose the risk of the company's members draining the company's profits. See page 21.

21.   To address the Commission's concern with the cash reserve account, this account has been listed as a restricted account to reflect the company's limited access to this account. Accordingly, the cash available at the end of the period under the Statement of Cash Flows does not include the cash reserve account.

22.   To address the Commission's concerns regarding disclosure of how each of the four criteria of SAB 104 specifically applies to each revenue stream the company has amended note no. 2 under the Section titled "Revenue Recognition" to address this issue.

23.   The company does not have any loans accounted for on a nonaccrual basis. Accordingly, the short-term loan previously reported as delinquent and in nonaccrual status has been changed and classified as an other asset on the balance sheet. This vehicle has since been repossessed and was subsequently resold.

24.   See the response to comment no. 23 above.

25.   The company has changed its loan loss reserve rate on vehicle loans to 0.008. This rate is sufficient to cover any historical losses, accordingly, the company believes it is reasonable. Even though the company is in the business of making high risk subprime auto loans, the dealership's guarantee has ensured that the company has not had to sustain any kind of significant losses. Furthermore, the company's loss reserve account provides an additional layer of protection to the company if it were to incur losses that could not be cured by the dealership.

26.   The terms of the promissory note have been revised to address your requested changes.

27.   A copy of the security agreement referenced here is provided as part of Exhibit no. 6.

28.   The sales material provided will be used upon qualification of the offering circular to promote the sale of the notes. This sales material will be used in the means disclosed under the Section titled "Plan of Distribution."

29.   The sales material provided have not been used and will not be used by the company until the offering is qualified.

30.   An updated legality opinion has been provided.

Sincerely,

Nathan D. Miller

NDM/